Form 40-F
period 2018-12-31
Nutrien Ltd.
filed 2019-02-27
CIK 1725964

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

Commission File Number 001-38336

NUTRIEN LTD.

(Exact name of Registrant as specified in its charter)

Canada

(Province or other jurisdiction of incorporation or organization)

2870

(Primary Standard Industrial Classification Code Number (if applicable))

98-1400416

(I.R.S. Employer Identification Number (if applicable))

Suite 500, 122 – 1st Avenue South Saskatoon, Saskatchewan, Canada S7K 7G3	13131 Lake Fraser Drive S.E. Calgary, Alberta T2J 7E8 Canada

(306) 933-8500

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

28 Liberty St.

New York, NY 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

608,535,477 Common Shares outstanding as of December 31, 2018

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes            ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒  Yes            ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

☐  Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

This Annual Report on Form 40-F shall be incorporated by reference into the Registration Statements on Form S-8 (File Nos. 333-222384, 333-222385 and 333-226295) of the registrant. In addition, the registrant’s Annual Information Form, Management’s Discussion and Analysis and Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2018, including Management’s Annual Report on Internal Control over Financial Reporting, included as Exhibits 99.1, 99.2 and 99.3, respectively, to this Annual Report on Form 40-F, are incorporated by reference into and as an exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-223273).

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report:

1.	Annual Information Form for the fiscal year ended December 31, 2018 (filed as Exhibit 99.1 hereto);

2.	Management’s Discussion and Analysis for the fiscal year ended December 31, 2018 (the “2018 MD&A”) (filed as Exhibit 99.2 hereto); and

3.

Audited Annual Financial Statements, including the Reports of Independent Registered Public Accounting Firm, for the fiscal year ended December 31, 2018 (the “2018 Audited Annual Financial Statements”) (filed as Exhibit 99.3 hereto).

CONTROLS AND PROCEDURES

A.	Certifications

The required disclosure is included in Exhibits 99.6, 99.7 and 99.8 to this Annual Report, and is incorporated herein by reference.

B.	Evaluation of Disclosure Controls and Procedures

The required disclosure is included in “Controls and Procedures—Disclosure Controls and Procedures” in the 2018 MD&A, filed as Exhibit 99.2 to this Annual Report, and is incorporated herein by reference.

C.	Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The required disclosure is included in “Management’s Responsibility—Management’s Responsibility for Financial Reporting—Management’s Annual Report on Internal Control over Financial Reporting” that accompanies the 2018 Audited Annual Financial Statements, filed as Exhibit 99.3 to this Annual Report, and is incorporated herein by reference.

D.	Attestation Report of the Independent Registered Public Accounting Firm

The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the 2018 Audited Annual Financial Statements, filed as Exhibit 99.3 to this Annual Report.

E.	Changes in Internal Control over Financial Reporting

During the period covered by this report, there was no change in Nutrien’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. See “Controls and Procedures—Internal Controls Over Financial Reporting” in the 2018 MD&A, filed as Exhibit 99.2 to this Annual Report, and incorporated herein by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Maura J. Clark, Christopher M. Burley, David C. Everitt, Russel K. Girling, Alice D. Laberge, Keith G. Martell, Derek G. Pannell and Aaron W. Regent.

AUDIT COMMITTEE FINANCIAL EXPERT

The Nutrien Board of Directors (the “Board”) has determined that it has at least one “audit committee financial expert” (as such term is defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its Audit Committee. Ms. Maura J. Clark has been determined to be such audit committee financial expert and was “independent” as such term is defined under the Canadian Securities Administrators’ National Instrument 52-110 (Audit Committees) and the standards of the U.S. Securities and Exchange Commission (the “SEC”) and the New York Stock Exchange (the “NYSE”) relating to the independence of audit committee members.

The Board’s designation of Ms. Maura J. Clark as an audit committee financial expert does not impose on her any duties, obligations or liability that are greater than the duties, obligations and liability imposed on her as a member of the Audit Committee and Board in the absence of such designation or identification. In addition, the designation of Ms. Maura J. Clark as an audit committee financial expert does not affect the duties, obligations or liability of any other member of the Audit Committee or Board. See also “Item 17—Audit Committee” of Nutrien’s Annual Information Form, filed as Exhibit 99.1 to this Annual Report, and incorporated herein by reference.

COMPLIANCE WITH NYSE LISTING STANDARDS ON CORPORATE

GOVERNANCE

Our common shares are listed on the NYSE, but as a listed foreign private issuer, the NYSE does not require us to comply with all of its listing standards regarding corporate governance. Notwithstanding this exemption, we are in compliance in all material respects with the NYSE listing standards and we intend to continue to comply with such standards so as to ensure that there are no significant differences between our corporate governance practices and those practices required by the NYSE of other publicly listed companies.

CODE OF CONDUCT AND ETHICS

Nutrien has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the Nutrien Code of Ethics that applies to all directors, officers, employees and representatives of Nutrien and its subsidiaries (the “Nutrien Code”). A copy of the Nutrien Code is posted on Nutrien’s website at https://www.nutrien.com/what-we-do/governance. Copies may be obtained, free of charge, by contacting Nutrien in writing at Suite 500, 122 – 1st Avenue South, Saskatoon, Saskatchewan, Canada S7K 7G3, by telephone at (306) 933-8500 or on Nutrien’s website at www.nutrien.com. Nutrien intends to post any amendments to and waivers from the Nutrien Code on its website as identified above.

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

In July 2018, KPMG LLP was appointed by the Board of Directors as the sole external auditor of Nutrien. The following table sets out the fees billed to Nutrien by KPMG LLP and its affiliates for professional services rendered during the year ended December 31, 2018.

Category	Year Ended December 31, 2018[5]
US$
Audit Fees [1]	5,942,200
Audit-Related Fees [2]	325,900
Tax Fees [3]	362,400
All Other Fees [4]	0
Total	6,630,500

1

For professional services rendered by KPMG LLP for the audit and review of Nutrien’s financial statements or services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.

2

For professional services rendered by KPMG LLP for specified audit procedures regarding financial assurances issued to certain government agencies, and services which are reasonably related to the performance of the audit of Nutrien’s financial statements and are not included in Audit Fees.

3

For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning with respect to the Canadian, US and key international jurisdictions; review of tax filings; assistance with the preparation of tax filings; tax advice relating to asset dispositions; and other tax planning, compliance, and transaction services. These amounts include fees paid to KPMG LLP specifically for tax compliance and preparation services rendered in 2018 in the amount of $289,200.

4	KPMG LLP did not provide any “other services” during the period.
5

Does not reflect one-time fees paid to KPMG LLP and Deloitte LLP for the jointly-conducted audit of Nutrien’s financial statements for the period from June 2, 2017 (the date that Nutrien was incorporated), to December 31, 2017, during which period Nutrien did not conduct any business or hold any significant assets. Such audit was prepared solely to comply with Canadian securities laws in connection with the Merger (as defined below).

The following table sets out the fees billed to Agrium Inc. (“Agrium”), one of the predecessors of Nutrien under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), by KPMG LLP and its affiliates for professional services rendered during the year ended December 31, 2017.

Category [1]	Year Ended December 31, 2017
CDN$
Audit Fees [2]	4,201,500
Audit-Related Fees [3]	10,000
Tax Fees [4]	440,200
All Other Fees [5]	65,000
Total	4,716,700

1

Nutrien is a successor issuer to Agrium pursuant to Rule 12g-3 under the Exchange Act as a result of the merger of equals transaction contemplated by the arrangement agreement dated as of September 11, 2016 between PotashCorp and Agrium pursuant to which PotashCorp and Agrium became wholly-owned subsidiaries of Nutrien pursuant to a plan of arrangement under the Canada Business Corporations Act (the “Merger”). Accordingly, the fees included in the table above are those fees incurred by Agrium for KPMG LLP’s audit of Agrium for the fiscal year ended December 31, 2017.

2

For professional services rendered by KPMG LLP for the audit and review of Agrium’s financial statements or services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.

3

For professional services rendered by KPMG LLP for specified audit procedures regarding financial assurances issued to certain government agencies, and services which are reasonably related to the performance of the audit of Agrium’s financial statements, and are not included in Audit Fees.

4

For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning with respect to Canadian, U.S. and key international jurisdictions; review of tax filings; assistance with the preparation of tax filings; tax advice relating to potential asset and business acquisitions/combinations; and other tax planning, compliance, and transaction services. These amounts include fees paid to KPMG LLP specifically for tax compliance and preparation services rendered in 2017 in the amount of $326,200.

5	For professional services rendered by KPMG LLP for cyber security risk assessment.

The following table sets out the fees billed to Potash Corporation of Saskatchewan (“PotashCorp”), the other predecessor of Nutrien under the Exchange Act, by Deloitte LLP and its affiliates for professional services rendered during the year ended December 31, 2017.

Category [1]	Year Ended December 31, 2017
US$
Audit Fees [2]	2,013,962
Audit-Related Fees [3]	305,734
Tax Fees [4]	362,078
All Other Fees [5]	39,877
Total	2,721,651

1

As a result of the Merger, PotashCorp is the accounting predecessor to Nutrien under applicable U.S. securities laws, and Nutrien is a successor issuer to PotashCorp pursuant to Rule 12g-3 of the Exchange Act. Accordingly, the fees included in the table above are those fees billed to PotashCorp by Deloitte LLP and its affiliates for professional services rendered during the year ended December 31, 2017.

2

For professional services rendered by Deloitte LLP for the audit of PotashCorp’s annual consolidated financial statements, review of interim financial statements, the provision of consent letters and the provision of comfort letters.

3

For professional services rendered by Deloitte LLP for employee benefit plan audits, audits of individual statutory financial statements, verification letters issued for certain of PotashCorp’s environmental liabilities, and specified procedure engagements.

4	For professional services rendered by Deloitte LLP for general tax compliance and advice.
5

For professional services rendered by Deloitte LLP for operational consulting, subscription based services for human resource related literature, and subscription based service for accounting literature.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

The required disclosure is included in “Item 17—Audit Committee—17.4—Pre-Approval Policies and Procedures” of Nutrien’s Annual Information Form, filed as Exhibit 99.1 to this Annual Report, and incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The required disclosure is included in “Off-Balance Sheet Arrangements” of the 2018 MD&A, filed as Exhibit 99.2 to this Annual Report, and incorporated herein by reference.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included in “Liquidity & Capital Resources—Cash Requirements” of the 2018 MD&A, filed as Exhibit 99.2 to this Annual Report, and incorporated herein by reference.

RESERVE AND RESOURCE ESTIMATES

Nutrien’s mineral reserves have been estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 under the Securities Act of 1933, as amended, as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. In addition, while the terms “measured”, “indicated” and “inferred” mineral resource are required pursuant to NI 43-101, Industry Guide 7 does not recognize such terms. Canadian standards differ significantly from the requirements of Industry Guide 7, and mineral resource information contained in the documents incorporated into this Annual Report by reference is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of Industry Guide 7. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of our mineral resources constitute or will be converted into reserves.

MINE SAFETY DISCLOSURE

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 16 of General Instruction B to Form 40-F is included in Exhibit 99.14 to this Annual Report.

WEBSITE INFORMATION

Notwithstanding any reference to Nutrien’s website or other websites on the World Wide Web in this Annual Report or in the documents attached as exhibits hereto, the information contained in Nutrien’s website or any other website on the World Wide Web referred to in this Annual Report or in the documents attached as exhibits hereto, or referred to in Nutrien’s website, is not a part of this Annual Report and, therefore, is not filed with the SEC.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Concurrently with the filing of this Annual Report, the Registrant is filing an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file the Form 40-F arises. Any change to the name or address of the Registrant’s agent for service of process shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NUTRIEN LTD.

By:	/s/ Robert A. Kirkpatrick
Name: Title:	Robert A. Kirkpatrick VP & Corporate Secretary

Date: February 27, 2019

EXHIBIT INDEX

Exhibit Number	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2018

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2018

99.3	Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2018

99.4	Consent of KPMG LLP, Independent Registered Public Accounting Firm

99.5	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

99.6	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.8	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Consent of Craig Funk, B.Sc., M.Sc., P. Eng., P.Geo.

99.10	Consent of A. Dave Mackintosh, B. Sc., P. Geo.

99.11	Consent of ADM Consulting Limited

99.12	Consent of Michael Ryan Bartsch, P.Eng.

99.13	Consent of Dennis William Aldo Grimm, P.Eng.

99.14	Mine Safety Disclosure

101	Interactive Data File

7