Form 40-F
period 2019-12-31
Nutrien Ltd.
filed 2020-02-28
CIK 1725964

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

Commission File Number 001-38336

NUTRIEN LTD.

(Exact name of Registrant as specified in its charter)

Canada

(Province or other jurisdiction of incorporation or organization)

2870

(Primary Standard Industrial Classification Code Number (if applicable))

98-1400416

(I.R.S. Employer Identification Number (if applicable))

Suite 500, 122 – 1st Avenue South

Saskatoon, Saskatchewan, Canada

S7K 7G3

(306) 933-8500

(Address and telephone number of Registrant’s principal executive office)

CT Corporation System

28 Liberty St.

New York, NY 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	NTR	New York Stock Exchange

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

572,942,809 Common Shares outstanding as of December 31, 2019

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒            No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes  ☒            No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☐

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

This Annual Report on Form 40-F shall be incorporated by reference into the Registration Statements on Form S-8 (File Nos. 333-222384, 333-222385 and 333-226295) of the registrant. In addition, the registrant’s Annual Information Form, Management’s Discussion and Analysis and Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2019, including Management’s Annual Report on Internal Control over Financial Reporting, included as Exhibits 99.1, 99.2 and 99.3, respectively, to this Annual Report on Form 40-F, are incorporated by reference into and as an exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-223273).

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report:

1.	Annual Information Form for the fiscal year ended December 31, 2019 (the “2019 AIF”) (filed as Exhibit 99.1 hereto);

2.	Management’s Discussion and Analysis for the fiscal year ended December 31, 2019 (the “2019 MD&A”) (filed as Exhibit 99.2 hereto); and

3.

Audited Annual Financial Statements, including the Reports of Independent Registered Public Accounting Firm, for the fiscal year ended December 31, 2019 (the “2019 Audited Annual Financial Statements”) (filed as Exhibit 99.3 hereto).

CONTROLS AND PROCEDURES

A.	Certifications

The required disclosure is included in Exhibits 99.5, 99.6 and 99.7 to this Annual Report, and is incorporated herein by reference.

B.	Evaluation of Disclosure Controls and Procedures

The required disclosure is included in “Controls and Procedures—Disclosure Controls and Procedures” in the 2019 MD&A, filed as Exhibit 99.2 to this Annual Report, and is incorporated herein by reference.

C.	Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The required disclosure is included in “Management’s Responsibility—Management’s Responsibility for Financial Reporting—Management’s Annual Report on Internal Control over Financial Reporting” that accompanies the 2019 Audited Annual Financial Statements, filed as Exhibit 99.3 to this Annual Report, and is incorporated herein by reference.

D.	Attestation Report of the Independent Registered Public Accounting Firm

The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the 2019 Audited Annual Financial Statements, filed as Exhibit 99.3 to this Annual Report, and is incorporated herein by reference.

E.	Changes in Internal Control over Financial Reporting

During the period covered by this report, there was no change in Nutrien’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. See “Controls and Procedures—Internal Controls Over Financial Reporting” in the 2019 MD&A, filed as Exhibit 99.2 to this Annual Report and incorporated herein by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Maura J. Clark, Christopher M. Burley, Russell K. Girling, Alice D. Laberge, Keith G. Martell and Aaron W. Regent.

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

The Board’s designation of Ms. Maura J. Clark as an audit committee financial expert does not impose on her any duties, obligations or liability that are greater than the duties, obligations and liability imposed on her as a member of the Audit Committee and Board in the absence of such designation or identification. In addition, the designation of Ms. Maura J. Clark as an audit committee financial expert does not affect the duties, obligations or liability of any other member of the Audit Committee or Board. See also “Item 17—Audit Committee” of Nutrien’s 2019 AIF, filed as Exhibit 99.1 to this Annual Report, and incorporated herein by reference.

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

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

In July 2018, KPMG LLP was appointed by the Board of Directors as the sole external auditor of Nutrien. The following table sets out the fees billed to Nutrien by KPMG LLP and its affiliates for professional services rendered during the years ended December 31, 2019 and 2018.

Category	Year Ended December 31,
	2019 US$	2018 US$
Audit Fees [1]	4,986,000	5,942,200
Audit-Related Fees [2]	112,500	325,900
Tax Fees [3]	367,200	362,400
All Other Fees [4]	336,000	0
Total	5,801,700	6,630,500

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

3

For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning with respect to the Canadian, US and key international jurisdictions; review of tax filings; assistance with the preparation of tax filings; tax advice relating to asset dispositions; and other tax planning, compliance, and transaction services. These amounts include fees paid to KPMG LLP specifically for tax compliance and preparation services rendered in 2019 and 2018 in the amount of $358,200 and $289,200, respectively.

4

For professional services rendered by KPMG LLP for a cybersecurity risk assessment, a greenhouse gas emission engagement and a real-time assessment of a system implementation. KPMG LLP did not provide any “other services” in 2018.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

The required disclosure is included in “Item 17—Audit Committee—17.4—Pre-Approval Policies and Procedures” of Nutrien’s 2019 AIF, filed as Exhibit 99.1 to this Annual Report, and incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The required disclosure is included in “Off-Balance Sheet Arrangements” of the 2019 MD&A, filed as Exhibit 99.2 to this Annual Report, and incorporated herein by reference.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included in “Liquidity & Capital Resources—Cash Requirements” of the 2019 MD&A, filed as Exhibit 99.2 to this Annual Report, and incorporated herein by reference.

RESERVE AND RESOURCE ESTIMATES

Nutrien’s mineral reserves have been estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 under the Securities Act of 1933, as amended, as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. In addition, while the terms “measured”, “indicated” and “inferred” mineral resource are required pursuant to NI 43-101, Industry Guide 7 does not recognize such terms. While the SEC has recently adopted amendments to modernize its mineral property disclosure requirements and replace Industry Guide 7, Industry Guide 7 will remain effective until all registrants are required to comply with the new disclosure requirements following the first fiscal year beginning on or after January 1, 2021. Canadian standards differ significantly from the requirements of Industry Guide 7, and mineral resource information contained in the documents incorporated into this Annual Report by reference is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of Industry Guide 7. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of our mineral resources constitute or will be converted into reserves.

MINE SAFETY DISCLOSURE

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 16 of General Instruction B to Form 40-F is included in Exhibit 99.13 to this Annual Report.

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

The Registrant has previously filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file the Form 40-F arises. Any change to the name or address of the Registrant’s agent for service of process shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NUTRIEN LTD.

By:	/s/ Robert A. Kirkpatrick
Name: Title:	Robert A. Kirkpatrick SVP & Corporate Secretary

Date: February 28, 2020

EXHIBIT INDEX

Exhibit Number	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2019

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2019

99.3	Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2019

99.4	Consent of KPMG LLP, Independent Registered Public Accounting Firm

99.5	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Craig Funk, B.Sc., M.Sc., P. Eng., P.Geo.

99.9	Consent of A. Dave Mackintosh, B. Sc., P. Geo.

99.10	Consent of ADM Consulting Limited

99.11	Consent of Michael Ryan Bartsch, P.Eng.

99.12	Consent of Dennis William Aldo Grimm, P.Eng.

99.13	Mine Safety Disclosure

101	Interactive Data File