Form 40-F
period 2020-12-31
Nutrien Ltd.
filed 2021-02-26
CIK 1725964

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

569,260,406 Common Shares outstanding as of December 31, 2020

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

This Annual Report on Form 40-F shall be incorporated by reference into the Registration Statements on Form S-8 (File Nos. 333-222384, 333-222385 and 333-226295) of the registrant. In addition, the registrant’s Annual Information Form; Management’s Discussion and Analysis; Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2020, including Management’s Annual Report on Internal Control over Financial Reporting; Consent of KPMG LLP, Independent Registered Public Accounting Firm; and Consent of Craig Funk, B.Sc., M.Sc., P.Eng., P.Geo., included as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.8, respectively, to this Annual Report on Form 40-F, are incorporated by reference into and as an exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-237068).

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report:

1.	Annual Information Form for the fiscal year ended December 31, 2020 (the “2020 AIF”) (filed as Exhibit 99.1 hereto);

2.	Management’s Discussion and Analysis for the fiscal year ended December 31, 2020 (the “2020 MD&A”) (filed as Exhibit 99.2 hereto); and

3.

Audited Annual Financial Statements, including the Reports of Independent Registered Public Accounting Firm, for the fiscal year ended December 31, 2020 (the “2020 Audited Annual Financial Statements”) (filed as Exhibit 99.3 hereto).

CONTROLS AND PROCEDURES

A.	Certifications

The required disclosure is included in Exhibits 99.5, 99.6 and 99.7 to this Annual Report, and is incorporated herein by reference.

B.	Evaluation of Disclosure Controls and Procedures

The required disclosure is included in “Controls and Procedures—Disclosure Controls and Procedures” in the 2020 MD&A, filed as Exhibit 99.2 to this Annual Report, and is incorporated herein by reference.

C.	Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The required disclosure is included in “Management’s Responsibility—Management’s Annual Report on Internal Control over Financial Reporting” that accompanies the 2020 Audited Annual Financial Statements, filed as Exhibit 99.3 to this Annual Report, and is incorporated herein by reference.

D.	Attestation Report of the Independent Registered Public Accounting Firm

The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the 2020 Audited Annual Financial Statements, filed as Exhibit 99.3 to this Annual Report, and is incorporated herein by reference.

E.	Changes in Internal Control over Financial Reporting

Except as disclosed in the 2020 MD&A, during the period covered by this report, there was no change in Nutrien’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. See “Controls and Procedures—Internal Control Over Financial Reporting” in the 2020 MD&A, filed as Exhibit 99.2 to this Annual Report and incorporated herein by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Maura J. Clark, Christopher M. Burley, Alice D. Laberge, Keith G. Martell and Aaron W. Regent. Russell K. Girling was a member of the Audit Committee until June 25, 2020.

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

The Board’s designation of Ms. Maura J. Clark as an audit committee financial expert does not impose on her any duties, obligations or liability that are greater than the duties, obligations and liability imposed on her as a member of the Audit Committee and Board in the absence of such designation or identification. In addition, the designation of Ms. Maura J. Clark as an audit committee financial expert does not affect the duties, obligations or liability of any other member of the Audit Committee or Board. See also “Item 17—Audit Committee” of Nutrien’s 2020 AIF, filed as Exhibit 99.1 to this Annual Report, and incorporated herein by reference.

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

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to Nutrien by KPMG LLP and its affiliates for professional services rendered during the years ended December 31, 2020 and 2019. During these years, KPMG LLP was the Company’s only external auditor.

Category	Year Ended December 31,
	2020 US$	2019 US$
		(Restated) [1]
Audit Fees [2]	6,477,700	5,465,600
Audit-Related Fees [3]	133,600	114,700
Tax Fees [4]	132,700	368,800
All Other Fees [5]	239,200	344,300
Total	6,983,200	6,293,400

1	2019 fee disclosure – the comparative amounts have been restated to reflect fees billed in the 2019 fiscal year.
2

For professional services rendered by KPMG LLP for the integrated audit of the Company’s annual financial statements, interim review of the Company’s interim financial statements, and audits of statutory financial statements of international subsidiaries.

3

For professional services rendered by KPMG LLP for specified audit procedures regarding financial assurances issued to certain government agencies, and services which are reasonably related to the performance of the audit of the Company’s financial statements and are not included in Audit Fees.

4

For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning; review of tax filings; assistance with the preparation of tax filings; tax advice relating to asset dispositions; and other tax planning, compliance, and transaction services. These amounts include fees paid to KPMG LLP specifically for tax compliance and preparation services rendered in 2020 and 2019 in the amount of $122,300 and $317,100, respectively.

5

For professional services rendered by KPMG LLP for a cybersecurity maturity assessment, real-time assessment of a system implementation, and assurance advisory services over greenhouse gas emission and sustainability reporting.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

The required disclosure is included in “Item 17—Audit Committee—17.4—Pre-approval Policies and Procedures” of Nutrien’s 2020 AIF, filed as Exhibit 99.1 to this Annual Report, and incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The required disclosure is included in “Off-Balance Sheet Arrangements” of the 2020 MD&A, filed as Exhibit 99.2 to this Annual Report, and incorporated herein by reference.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included in “Liquidity & Capital Resources—Cash Requirements” of the 2020 MD&A, filed as Exhibit 99.2 to this Annual Report, and incorporated herein by reference.

RESERVE AND RESOURCE ESTIMATES

The Multijurisdictional Disclosure System rules permit the Company to provide mining disclosure that satisfies the requirements of National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) and other applicable Canadian securities laws. Nutrien’s mineral reserves have been estimated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 under the Securities Act of 1933, as amended, as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. In addition, while the terms “measured”, “indicated” and “inferred” mineral resource are required pursuant to NI 43-101, Industry Guide 7 does not recognize such terms. While the SEC has recently adopted amendments to modernize its mineral property disclosure requirements and replace Industry Guide 7, Industry Guide 7 will remain effective until all registrants are required to comply with the new disclosure requirements following the first fiscal year beginning on or after January 1, 2021. Canadian standards differ significantly from the requirements of Industry Guide 7, and mineral resource information contained in the documents incorporated into this Annual Report by reference is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of Industry Guide 7. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of our mineral resources constitute or will be converted into reserves.

MINE SAFETY DISCLOSURE

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 16 of General Instruction B to Form 40-F is included in Exhibit 99.9 to this Annual Report.

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

NUTRIEN LTD.

By:	/s/ Robert A. Kirkpatrick
Name: Title:	Robert A. Kirkpatrick SVP & Corporate Secretary

Date: February 26, 2021

EXHIBIT INDEX

Exhibit Number	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2020

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2020

99.3	Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2020

99.4	Consent of KPMG LLP, Independent Registered Public Accounting Firm

99.5	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Craig Funk, B.Sc., M.Sc., P.Eng., P.Geo.

99.9	Mine Safety Disclosure

101	Interactive Data File