Form 40-F
period 2021-12-31
Nutrien Ltd.
filed 2022-02-25
CIK 1725964

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

Commission File Number 001-38336

NUTRIEN LTD.

(Exact name of Registrant as specified in its charter)

Canada

(Province or other jurisdiction of incorporation or organization)

2870

(Primary Standard Industrial Classification Code Number (if applicable))

98-1400416

(I.R.S. Employer Identification Number (if applicable))

Suite 1700, 211 19th Street East Saskatoon , Saskatchewan , Canada S7K 5R6

(306) 933-8500

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

28 Liberty St.

New York , NY   10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	NTR	New York Stock Exchange

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

557,492,516 Common Shares outstanding as of December 31, 2021

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

This Annual Report on Form 40-F shall be incorporated by reference into the Registration Statements on Form S-8 (File Nos. 333-222384, 333-222385 and 333-226295) of the registrant.   In addition, the registrant’s Annual Information Form; Management’s Discussion and Analysis; Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2021, including Management’s Annual Report on Internal Control over Financial Reporting; Consent of KPMG LLP, Independent Registered Public Accounting Firm; and Consent of Craig Funk, B.Sc., M.Sc., P.Eng., P.Geo., included as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.8, respectively, to this Annual Report on Form 40-F, are incorporated by reference into and as an exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-237068).

Principal documents

The following documents have been filed as part of this Annual Report:

  Annual Information Form for the fiscal year ended December 31 , 2021 (the “2021 AIF”) (filed as Exhibit 99.1 hereto);
  Management’s Discussion and Analysis for the fiscal year ended December 31, 2021 (the “2021 MD&A”) (filed as Exhibit 99.2 hereto); and
  Audited Annual Financial Statements, including the Reports of Independent Registered Public Accounting Firm, for the fiscal year ended December 31, 2021 (the “2021 Audited Annual Financial Statements”) (filed as Exhibit 99.3 hereto).

CONTROLS AND PROCEDURES

     A.      Certifications

The required disclosure is included in Exhibits 99.5, 99.6 and 99.7 to this Annual Report, and is incorporated herein by reference.

     B.      Evaluation of Disclosure Controls and Procedures

The required disclosure is included in “ Controls and Procedures—Disclosure Controls and Procedures ” in the 2021 MD&A, filed as Exhibit 99.2 to this Annual Report, and is incorporated herein by reference.

     C.      Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The required disclosure is included in “ Management’s Responsibility—Management’s Annual Report on Internal Control over Financial Reporting ” that accompanies the 2021 Audited Annual Financial Statements, filed as Exhibit 99.3 to this Annual Report, and is incorporated herein by reference.

     D.      Attestation Report of the Independent Registered Public Accounting Firm

The required disclosure is included in the “ Report of Independent Registered Public Accounting Firm ” that accompanies the 2021 Audited Annual Financial Statements, filed as Exhibit 99.3 to this Annual Report, and is incorporated herein by reference.

     E.      Changes in Internal Control over Financial Reporting

During the period covered by this report, there was no change in Nutrien’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. See “ Controls and Procedures—Internal Control Over Financial Reporting ” in the 2021 MD&A, filed as Exhibit 99.2 to this Annual Report and incorporated herein by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Maura J. Clark, Christopher M. Burley,   Alice D. Laberge, Keith G. Martell and Aaron W. Regent.

2

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

The Board’s designation of Ms. Maura J. Clark as an audit committee financial expert does not impose on her any duties, obligations or liability that are greater than the duties, obligations and liability imposed on her as a member of the Audit Committee and Board in the absence of such designation or identification.   In addition, the designation of Ms. Maura J. Clark as an audit committee financial expert does not affect the duties, obligations or liability of any other member of the Audit Committee or Board. See also “Item 17—Audit Committee” of Nutrien’s 2021 AIF, filed as Exhibit 99.1 to this Annual Report, and incorporated herein by reference.

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

CODE OF CONDUCT AND ETHICS

Nutrien has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the Nutrien Code of Conduct that applies to all directors, officers, employees and representatives of Nutrien and its subsidiaries (the “Nutrien Code”). A copy of the Nutrien Code is posted on Nutrien’s website at https://www.nutrien.com/what-we-do/governance. Copies may be obtained, free of charge, by contacting Nutrien in writing at 211 19th Street East, Suite 1700, Saskatoon, Saskatchewan, Canada S7K 5R6, by telephone at (306) 933-8500 or on Nutrien’s website at www.nutrien.com. Nutrien intends to post any amendments to and waivers from the Nutrien Code on its website as identified above.

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

3

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to Nutrien by KPMG LLP   (PCAOB ID: 85 ; Calgary, AB, Canada ) and its affiliates for professional services rendered during the years ended December 31, 2021 and 2020. During these years, KPMG LLP was the Company’s only external auditor.

Category	Year Ended December 31,
	2021 US$	2020 US$
Audit Fees [1]	8,167,000	6,477,700
Audit-Related Fees [2]	236,200	133,600
Tax Fees [3]	191,100	132,700
All Other Fees [4]	31,500	239,200
Total	8,625,800	6,983,200

1           For professional services rendered by KPMG LLP for the integrated audit of the Company’s annual financial statements, interim review of the Company’s interim financial statements, and audits of statutory financial statements of controlled subsidiaries.

2           For professional services rendered by KPMG LLP for attestation reporting in accordance with US environmental agency requirements and consent orders; limited assurance over Nutrien greenhouse gas footprint (reported in other fees in 2020); attestation reports over various Nutrien subsidiaries for the purpose of compliance with local laws and regulations, and work in connection with the renewal of the Company’s base shelf prospectus in 2020 and the Company's prospectus supplement relating to the offering of notes in 2020, and translation of the Company’s annual and quarterly reports.

3           For professional services rendered by KPMG LLP for assistance with preparation and review of tax filings and related tax compliance, assistance in responding to tax authorities, including reassessments and tax audits, assistance with the preparation of the tax provision for immaterial subsidiaries, routine tax planning and advice. These amounts include fees paid to KPMG LLP specifically for tax compliance and preparation services rendered in 2021 and 2020 in the amount of $181,000 and $122,300, respectively.

4           For an assessment of the Company’s cyber security maturity level against a globally recognized framework.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

The required disclosure is included in “Item 17—Audit Committee—17.4—Pre-approval Policies and Procedures” of Nutrien’s 2021 AIF, filed as Exhibit 99.1 to this Annual Report, and incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The information included in “Off-Balance Sheet Arrangements” of the 2021 MD&A, filed as Exhibit 99.2 to this Annual Report, is incorporated herein by reference.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information included in “Liquidity & Capital Resources—Cash Requirements” of the 2021 MD&A, filed as Exhibit 99.2 to this Annual Report, is incorporated herein by reference.

RESERVE AND RESOURCE ESTIMATES

All mining terms used herein but not otherwise defined have the meanings set forth in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Mineral Reserves (the “CIM Standards”).

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed in accordance with NI 43-101. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a significant amount of uncertainty as to their existence, and significant uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category of mineral resources or mineral reserves. Under

4

Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in certain specific cases. Additionally, disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian securities laws.

The SEC adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”), with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 were rescinded and replaced with the disclosure requirements in subpart 1300 of SEC Regulation S-K. Following the transition period, as a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards, as required under NI 43-101.

U.S. investors are cautioned that there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or resource estimates under the standard adopted under the SEC Modernization Rules. Accordingly, information contained in this Annual Report and the documents incorporated by reference herein containing descriptions of the Company's mineral reserves and resources may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of U.S. federal securities laws and the rules and regulations thereunder.

MINE SAFETY DISCLOSURE

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 16 of General Instruction B to Form 40-F is included in Exhibit 99.9 to this Annual Report.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

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

5

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NUTRIEN LTD.
By:	/s/ Robert A. Kirkpatrick
Name: Title:	Robert A. Kirkpatrick SVP & Corporate Secretary

Date: February 25, 2022

EXHIBIT INDEX

Exhibit Number	Description
99.1	Annual Information Form for the fiscal year ended December 31, 2021
99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2021
99.3	Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2021
99.4	Consent of KPMG LLP, Independent Registered Public Accounting Firm
99.5	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.7	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Craig Funk, B.Sc., M.Sc., P.Eng., P.Geo.
99.9	Mine Safety Disclosure
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)