Form 40-F
period 2023-12-31
Nutrien Ltd.
filed 2024-03-01
CIK 1725964

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

Commission File Number 001-38336

NUTRIEN LTD.

(Exact name of Registrant as specified in its charter)

Canada

(Province or other jurisdiction of incorporation or organization)

2870

(Primary Standard Industrial Classification Code Number (if applicable))

98-1400416

(I.R.S. Employer Identification Number (if applicable))

Suite 1700, 211 19th Street East Saskatoon, Saskatchewan, Canada S7K 5R6

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

494,551,730 Common Shares outstanding as of December 31, 2023

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

This Annual Report on Form 40-F shall be incorporated by reference into the Registration Statements on Form S-8 (File Nos. 333-222384, 333-222385 and 333-226295) of the registrant.  In addition, the registrant’s Annual Information Form; Management’s Discussion and Analysis; Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2023, including Management’s Annual Report on Internal Control over Financial Reporting; Consent of KPMG LLP, Independent Registered Public Accounting Firm; and Consent of Craig Funk, B.Sc., M.Sc., P.Eng., P.Geo., included as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.8, respectively, to this Annual Report on Form 40-F, are incorporated by reference into and as an exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-263275).

Principal documents

The following documents have been filed as part of this Annual Report:

  Annual Information Form for the fiscal year ended December 31, 2023 (the “2023 AIF”) (filed as Exhibit 99.1 hereto);
  Management’s Discussion and Analysis for the fiscal year ended December 31, 2023 (the “2023 MD&A”) (filed as Exhibit 99.2 hereto); and
  Audited Annual Financial Statements, including the Reports of Independent Registered Public Accounting Firm, for the fiscal year ended December 31, 2023 (the “2023 Audited Annual Financial Statements”) (filed as Exhibit 99.3 hereto).

CONTROLS AND PROCEDURES

     A.     Certifications

The required disclosure is included in Exhibits 99.5, 99.6 and 99.7 to this Annual Report, and is incorporated herein by reference.

     B.     Evaluation of Disclosure Controls and Procedures

The required disclosure is included in “Controls and Procedures—Disclosure Controls and Procedures” in the 2023 MD&A, filed as Exhibit 99.2 to this Annual Report, and is incorporated herein by reference.

     C.     Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The required disclosure is included in “Management’s Responsibility—Management’s Annual Report on Internal Control over Financial Reporting” that accompanies the 2023 Audited Annual Financial Statements, filed as Exhibit 99.3 to this Annual Report, and is incorporated herein by reference.

     D.     Attestation Report of the Independent Registered Public Accounting Firm

The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the 2023 Audited Annual Financial Statements, filed as Exhibit 99.3 to this Annual Report, and is incorporated herein by reference.

     E.     Changes in Internal Control over Financial Reporting

During the period covered by this report, there was no change in Nutrien’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. See “Controls and Procedures—Internal Control Over Financial Reporting” in the 2023 MD&A, filed as Exhibit 99.2 to this Annual Report and incorporated herein by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Christopher M. Burley, Michael J. Hennigan, Alice D. Laberge, Consuelo E. Madere and Aaron W. Regent.

AUDIT COMMITTEE FINANCIAL EXPERT

The Nutrien Board of Directors (the “Board”) has determined that it has at least one “audit committee financial expert” (as such term is defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its Audit Committee. Mr. Christopher M. Burley has been determined to be such audit committee financial expert and was “independent” as such term is defined under the Canadian Securities Administrators’ National Instrument 52-110—Audit Committees and the standards of the U.S. Securities and Exchange Commission (the “SEC”) and the New York Stock Exchange (the “NYSE”) relating to the independence of audit committee members.

The Board’s designation of Mr. Christopher M. Burley as an audit committee financial expert does not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of the Audit Committee and Board in the absence of such designation or identification.  In addition, the designation of Mr. Christopher M. Burley as an audit committee financial expert does not affect the duties, obligations or liability of any other member of the Audit Committee or Board. See also “Item 17—Audit Committee” of Nutrien’s 2023 AIF, filed as Exhibit 99.1 to this Annual Report, and incorporated herein by reference.

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

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to Nutrien by KPMG LLP  (PCAOB ID: 85; Calgary, AB, Canada) and its affiliates for professional services rendered during the years ended December 31, 2023 and 2022. During these years, KPMG LLP was the Company’s only external auditor.

Category	Years Ended December 31,
	2023 US$	2022 US$
Audit Fees [1]	9,481,000	8,777,700
Audit-Related Fees [2]	26,600	63,000
Tax Fees [3]	74,900	168,100
All Other Fees [4]	305,100	302,400
Total	9,887,600	9,311,200

1          For professional services rendered by KPMG LLP for the integrated audit of the Company’s annual financial statements; interim review of the Company’s interim financial statements; audits of statutory financial statements of controlled subsidiaries; attestation reporting in accordance with US environmental agency requirements and consent orders; attestation reports over various Nutrien subsidiaries for the purpose of compliance with local laws and regulations; and work in connection with the renewal of the Company's base shelf prospectus in 2022 and the Company's prospectus supplements relating to the offering of senior notes in 2023 and 2022.

2          For professional services rendered by KPMG LLP for translation of the Company’s annual and quarterly reports in 2022, and in connection with an audit of the financial statements of an employee benefit plan.

3          For professional services rendered by KPMG LLP for assistance with preparation and review of tax filings and related tax compliance, assistance in responding to tax authorities, including reassessments and tax audits, routine tax planning and advice. These amounts include fees paid to KPMG LLP specifically for tax compliance and preparation services rendered in 2023 and 2022 in the amounts of $74,900 and $168,100, respectively.

4          For professional services rendered by KPMG LLP for the preparation of subsidiary statutory financial statements; an assessment of the Company’s cyber security maturity level against a globally recognized framework and a readiness assessment for assurance over the Company’s report on cyber security key performance indicators, and subsequent assurance engagements over key performance indicators; and limited assurance over Nutrien Scope 1 and 2 GHG emissions.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

The required disclosure is included in “Item 17—Audit Committee—17.4—Pre-approval Policies and Procedures” of Nutrien’s 2023 AIF, filed as Exhibit 99.1 to this Annual Report, and incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The information included in “Other Financial Information—Off-Balance Sheet Arrangements” of the 2023 MD&A, filed as Exhibit 99.2 to this Annual Report, is incorporated herein by reference.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information included in “Liquidity & Capital Resources—Cash Requirements” of the 2023 MD&A, filed as Exhibit 99.2 to this Annual Report, is incorporated herein by reference.

RESERVE AND RESOURCE ESTIMATES

The disclosure included in or incorporated by reference in this Annual Report uses mineral reserves and mineral resources classification terms that comply with reporting standards in Canada and are made in accordance with National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information included in this Annual Report and the documents incorporated by reference herein that describes the Company’s mineral reserves and mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

MINE SAFETY DISCLOSURE

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 16 of General Instruction B to Form 40-F is included in Exhibit 99.9 to this Annual Report.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

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

NUTRIEN LTD.
By:	/s/ Robert A. Kirkpatrick
Name: Title:	Robert A. Kirkpatrick Senior Vice President, General Counsel Securities & Corporate Secretary

Date: March 1, 2024

EXHIBIT INDEX

Exhibit Number	Description
97.1	Compensation Recovery Policy
99.1	Annual Information Form for the fiscal year ended December 31, 2023
99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2023
99.3	Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2023
99.4	Consent of KPMG LLP, Independent Registered Public Accounting Firm
99.5	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.7	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Craig Funk, B.Sc., M.Sc., P.Eng., P.Geo.
99.9	Mine Safety Disclosure
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)