Form 40-F
period 2025-12-31
Nutrien Ltd.
filed 2026-02-27
CIK 1725964

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (“Exchange Act”):

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	NTR	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act:

Not Applicable
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act:

Not Applicable

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

481,962,233 Common Shares outstanding as of December 31, 2025

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

This Annual Report on Form 40-F shall be incorporated by reference into the Registration Statements on Form S-8 (File Nos. 333-222384, 333-222385 and 333-226295) of the registrant.  In addition, the registrant’s Annual Information Form; Management’s Discussion and Analysis; Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2025, including Management’s Annual Report on Internal Control over Financial Reporting; Consent of KPMG LLP, Independent Registered Public Accounting Firm; Consent of Craig Funk, B.Sc., M.Sc., P.Eng., P.Geo.; and Consent of Jodi Derkach, B.Sc., P.Geo., included as Exhibits 99.1, 99.2, 99.3, 99.4, 99.8 and 99.9, respectively, to this Annual Report on Form 40-F, are incorporated by reference into and as an exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-278180).

Principal documents

The following documents have been filed as part of this Annual Report:

  Annual Information Form for the fiscal year ended December 31, 2025 (the “2025 AIF”) (filed as Exhibit 99.1 hereto);
  Management’s Discussion and Analysis for the fiscal year ended December 31, 2025 (the “2025 MD&A”) (filed as Exhibit 99.2 hereto); and
  Audited Annual Financial Statements, including the Reports of Independent Registered Public Accounting Firm, for the fiscal year ended December 31, 2025 (the “2025 Audited Annual Financial Statements”) (filed as Exhibit 99.3 hereto).

CONTROLS AND PROCEDURES

     A.     Certifications

The required disclosure is included in Exhibits 99.5, 99.6 and 99.7 to this Annual Report, and is incorporated herein by reference.

     B.     Evaluation of Disclosure Controls and Procedures

The required disclosure is included in “Controls and Procedures—Disclosure Controls and Procedures” in the 2025 MD&A, filed as Exhibit 99.2 to this Annual Report, and is incorporated herein by reference.

     C.     Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The required disclosure is included in “Management’s Responsibility—Management’s Annual Report on Internal Control Over Financial Reporting” that accompanies the 2025 Audited Annual Financial Statements, filed as Exhibit 99.3 to this Annual Report, and is incorporated herein by reference.

     D.     Attestation Report of the Independent Registered Public Accounting Firm

The required disclosure is included in the “Report of Independent Registered Public Accounting Firm” that accompanies the 2025 Audited Annual Financial Statements, filed as Exhibit 99.3 to this Annual Report, and is incorporated herein by reference.

     E.     Changes in Internal Control over Financial Reporting

During the period covered by this report, there was no change in Nutrien’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. For further information, see “Controls and Procedures—Internal Control over Financial Reporting” in the 2025 MD&A, filed as Exhibit 99.2 to this Annual Report and incorporated herein by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Christopher M. Burley, Miranda C. Hubbs, Raj S. Kushwaha, Julie A. Lagacy, Consuelo E. Madere, and Aaron W. Regent.

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

The Board’s designation of Mr. Christopher M. Burley as an audit committee financial expert does not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of the Audit Committee and Board in the absence of such designation or identification.  In addition, the designation of Mr. Christopher M. Burley as an audit committee financial expert does not affect the duties, obligations or liability of any other member of the Audit Committee or Board. See also “17—Audit Committee” of Nutrien’s 2025 AIF, filed as Exhibit 99.1 to this Annual Report, and incorporated herein by reference.

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

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to Nutrien by KPMG LLP  (PCAOB ID: 85; Calgary, AB, Canada) and its affiliates for professional services rendered during the years ended December 31, 2025 and 2024. During these years, KPMG LLP was the Company’s only external auditor.

Category	Years Ended December 31 (US$)
	2025	2024
Audit Fees [1]	10,809,000	9,877,400
Audit-Related Fees [2]	79,700	73,700
Tax Fees [3]	70,600	44,500
All Other Fees [4]	399,300	226,400
Total	11,358,600	10,222,000

            For professional services rendered by KPMG LLP for the integrated audit of the Company’s annual financial statements; interim review of the Company’s interim financial statements; audits of statutory financial statements of controlled subsidiaries; attestation reporting in accordance with US environmental agency requirements and consent orders; attestation reports over various Nutrien subsidiaries for the purpose of compliance with local laws and regulations; and work in connection with the renewal of the Company’s base shelf prospectus in 2025 and the Company’s prospectus supplements relating to the offering of senior notes in 2025 and 2024.
            For professional services rendered by KPMG LLP for translation of the Company’s annual and quarterly reports and in connection with an audit of the financial statements of an employee benefit plan.
            For professional services rendered by KPMG LLP for assistance with preparation and review of tax filings and related tax compliance, assistance in responding to tax authorities, including reassessments and tax audits, routine tax planning and advice.
            For professional services rendered by KPMG LLP for the preparation of subsidiary statutory financial statements; an assessment of the Company’s cyber-security maturity level against a globally recognized framework and a readiness assessment for assurance over the Company’s report on cyber security key performance indicators; limited assurance over Nutrien Scope 1, Scope 2 and Scope 3 GHG emissions; and precondition readiness for Scope 1, Scope 2 and Scope 3 assurance; and general training on financial accounting and reporting or regulatory matters.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

The required disclosure is included in “17—Audit Committee-17.4—Pre-approval Policies and Procedures” of Nutrien’s 2025 AIF, filed as Exhibit 99.1 to this Annual Report, and incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The information included in “Other Financial Information—Off-Balance Sheet Arrangements” of the 2025 MD&A, filed as Exhibit 99.2 to this Annual Report, is incorporated herein by reference.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information included in “Liquidity and Capital Resources—Cash Requirements” of the 2025 MD&A, filed as Exhibit 99.2 to this Annual Report, is incorporated herein by reference.

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

NUTRIEN LTD.
By:	/s/ Noralee Bradley
Name: Title:	Noralee Bradley Executive Vice President External Affairs Chief Legal Officer and Corporate Secretary

Date: February 27, 2026

EXHIBIT INDEX

Exhibit Number	Description
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 of Nutrien Ltd.’s Annual Report on Form 40-F for the year ended December 31, 2023 filed on March 1, 2024)
99.1	Annual Information Form for the fiscal year ended December 31, 2025
99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2025
99.3	Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2025
99.4	Consent of KPMG LLP, Independent Registered Public Accounting Firm
99.5	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.7	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Craig Funk, B.Sc., M.Sc., P.Eng., P.Geo.
99.9	Consent of Jodi Derkach, B.Sc., P.Geo.
99.10	Mine Safety Disclosure
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)